05038082

SECURITIES AND [illegible] ON
Washington, D.C. 20549

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RECD S.E.C.
FEB 2 8 2005
1086

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CANTOR FITZGERALD & CO.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57TH Street 3rd Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lipson (212) 829-5202
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Jay Ryan, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Cantor Fitzgerald & Co. as of December 31, 2004 are true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as disclosed in Note 4 of the financial statements.

Signature

Chief Financial Officer
Title

Notary Public

MARY DRAGONETTI
Notary Public, State of New York
No. 014754912
Qualified in Nassau County
Commission Expires Jan. 31, 2006

CANTOR FITZGERALD & CO.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes): **Page**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CANTOR FITZGERALD & CO.
(SEC ID. No. 8-201)
(CFTC ID. No. 5288)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with Rule 17a-5 (e) (3)
Under the Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Cantor Fitzgerald & Co.:

We have audited the accompanying statement of financial condition of Cantor Fitzgerald & Co. (the "Partnership") as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Cantor Fitzgerald & Co. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 1, 2005

CANTOR FITZGERALD & CO.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

Assets	
Cash	$ 78,078,881
Cash and securities segregated under federal and other regulations	20,551,743
Securities owned, unencumbered	922,151,803
Securities purchased under agreements to resell	1,511,143,753
Securities borrowed	2,303,997,382
Receivables from brokers, dealers and clearing organizations	110,373,143
Receivables from customers	78,800,495
Fixed assets (net of accumulated depreciation of $6,829,206)	4,287,165
Receivables from affiliates	1,883,270
Other	7,023,797
Total assets	$ 5,038,291,432
Liabilities and Partners' Capital	
Securities sold, not yet purchased	$ 428,366,950
Securities sold under agreements to repurchase	1,932,108,144
Securities loaned	2,250,918,161
Payables to brokers, dealers and clearing organizations	116,079,856
Payables to customers	69,128,177
Payables to affiliates	3,353,195
Accounts payable and accrued liabilities	40,741,166
Total liabilities	4,840,695,649
Partners' capital	197,595,783
Total liabilities and partners' capital	$ 5,038,291,432

See notes to the statement of financial condition.

1. Summary of Business Activities and Significant Accounting Policies

Basis of Presentation: Cantor Fitzgerald & Co. (the "Partnership") is a general partnership organized under the laws of the State of New York. The Partnership is a registered broker-dealer in securities and a futures commission merchant, principally trading in equity, corporate, mortgage backed and municipal securities and commodities. The Partnership is owned by Cantor Fitzgerald Securities ("CFS" - 94%) and Cantor Fitzgerald, L.P. ("CFLP" - 1%) (collectively with their subsidiaries, "Cantor"). Cantor Fitzgerald Group Management, Inc. ("CFGM") owns a 5% interest in the Partnership, but in exchange for an indemnification from CFS, CFGM by a separate agreement with CFS, has assigned its entire 5% interest in the Partnership to CFS. CFS is the managing general partner.

Correspondent Clearing: During 2003, the Partnership entered the business of clearing for correspondent customers through Clearspeed, a division of the Partnership. Clearspeed will provide back office functionality including purchases and sales and settlement services to third party and affiliated broker-dealers, and institutional customers.

Use of Estimates: The preparation of this statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities in the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this statement of financial condition.

Cash and Cash Equivalents: The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Cash and Securities Segregated Under Federal and Other Regulations: Cash and securities segregated under federal and other regulations are segregated for the protection of customers under the Commodity Exchange Act and the Securities Exchange Act of 1934. At December 31, 2004, these funds consist primarily of securities purchased under agreements to resell of $20,509,009.

Securities Transactions: Customers' securities transactions are recorded on a settlement date basis. Securities transactions of the Partnership are recorded on a trade date basis.

Investment Banking and Advisory Services: Underwriting revenues and fees for merger and acquisition advisory services are accrued when services for the transactions are substantially complete. Transaction-related expenses are deferred to match revenue recognition. Investment banking and advisory services revenues are presented net of related transaction expenses.

Securities Owned and Securities Sold, Not Yet Purchased: Securities owned and securities sold, not yet purchased are recorded at fair value based on current listed market prices or broker quotes.

Securities Sold under Agreements to Repurchase and Securities Purchased under Agreements to Resell: Securities sold under repurchase agreements ("Repurchase Agreements") and securities purchased under agreements to resell ("Reverse Repurchase Agreements") are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be repurchased or resold, including accrued interest. The Partnership offsets certain Repurchase Agreements and Reverse Repurchase Agreements when a legal right of offset exists under master netting arrangements, which are enforceable by law. It is the policy of the Partnership to obtain possession of collateral with a market value equal to, or in excess of, the principal amount loaned under Reverse Repurchase Agreements. Collateral is valued daily and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities Lending Activities: Securities borrowed and loaned are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Partnership to deposit cash with the lender. The Partnership monitors the market value of securities borrowed on a daily basis and obtains additional collateral as necessary to ensure such transactions are adequately collateralized.

Fixed Assets and Leasehold Improvements: Fixed assets are depreciated over their estimated economic useful lives, generally 3 to 5 years, using the straight-line basis. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

Income Taxes: Under applicable federal and state laws, the taxable income or loss of a general partnership is allocated to each partner based upon their ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is subject to the Unincorporated Business Tax in the City of New York for which it records an income tax provision.

New Accounting Pronouncements: In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities ("VIE") – an interpretation of Accounting Research Bulletin ("ARB") No. 51." FIN 46 provides guidance on the consolidation of entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires that an entity consolidate a VIE if that enterprise has a variable interest that will absorb a majority of the VIE's expected loss, receive a majority of the VIE's expected residual return, or both. On December 24, 2003 the FASB issued a revision to FIN 46 ("FIN 46R"). Private companies are required to adopt FIN 46 and FIN 46R for periods beginning after December 15, 2004. The Partnership adopted FIN 46 and FIN 46R as required in 2005 but noted that there was no material impact on its statement of financial condition.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. In November 2003, the FASB issued FASB Staff Position 150-3, "Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, 'Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity'" ("FSP 150-3"). The Partnership adopted SFAS 150 as required in 2004 but noted that there was no material impact on its statement of financial condition.

2. September 11 Events

On September 11, 2001, Cantor's principal place of business at One World Trade Center was destroyed and the Partnership lost 136 of its 267 employees. Cantor, including eSpeed Inc. ("eSpeed"), a majority owned subsidiary of CFS, lost in the aggregate 658 employees

CFLP intends to continue to distribute 25% of its profits until 2006, that would otherwise be distributable to its partners, for the benefit of the families of the Partnership's employees who were lost on September 11, 2001. From such distributions, CFLP will provide 10 years of healthcare benefits to the families.

3. Securities Owned and Securities Sold, Not Yet Purchased

The Partnership's securities owned and securities sold, not yet purchased consisted of the following:

	Owned	Sold, Not Yet Purchased
Trading securities:		
Mortgage Backed Securities	$ 592,186,953	$ 79,989
Corporate bonds	260,343,558	223,587,432
U.S. Government Securities	38,526,638	181,645,102
Equities	19,583,069	23,054,427
	910,640,218	428,366,950
Investment securities	11,511,585	-
Total	$ 922,151,803	$428,366,950

Investment securities represent investments in the NASDAQ Stock Market, Inc. and the Chicago Mercantile Exchange Inc., which are carried at fair value.

4. Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Customers

Receivables from and payables to brokers, dealers, and clearing organizations primarily represent amounts due on undelivered securities, primarily equity, corporate and mortgage backed issues.

Receivables from and payables to customers include amounts due on cash and margin transactions. At December 31, 2004, there were no customer securities that had been received by the Partnership as collateral to support margin financings. At December 31, 2004, customer payables include accounts of officers totaling $3,931,989.

5. Bank Loans Payable

Bank loans payable represents amounts borrowed from various banks in order to finance operations, including the securities settlement process. Such loans may be unsecured or collateralized by firm securities or non-customer securities. At December 31, 2004, the Partnership had no secured or unsecured bank loans outstanding.

6. **Securities Received as Collateral**

At December 31, 2004, the Partnership had accepted collateral that it is permitted by contract or custom to sell or repledge. Certain collateral consisted primarily of securities received from customers and other broker-dealers in connection with both reverse repurchase agreements and securities borrowed. At December 31, 2004, the fair value of such collateral was $3,802,775,583. In conjunction with the Partnership's securities financing activities, collateral with a fair value of $4,152,157,284 was loaned to counterparties. Additionally, a portion of this collateral is used by the Partnership to cover short sales, to obtain financing, and to satisfy deposit requirements at clearing organizations. At December 31, 2004, collateral of $64,410,644 had been delivered against securities sold short or repledged by the Partnership.

7. **Commitments and Contingent Liabilities**

Leases: The Partnership is obligated for minimum rental payments under various non-cancelable leases, principally for office space, expiring at various dates through 2015 as follows:

Year Ending December	Amount
2005	$1,005,547
2006	536,996
2007	214,607
2008	215,616
2009	222,085
Thereafter to 2015	1,160,851
Total	$3,355,702

Certain of these leases contain escalation clauses that require payment of additional rent to the extent of increases in certain operating and other costs The Partnership is currently negotiating new leases for offices of six branches. The amount of lease commitments is currently not known. The lease commitments for these branches was approximately $705,000 for the year ended December 31, 2004.

Guarantees: The Partnership is a member of various securities clearing houses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearing house or exchange, all other members would be required to meet the shortfall. The Partnership's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the statement of financial condition.

Legal Matters: In the ordinary course of business, various legal actions are brought and are pending against the Partnership. In some of these actions substantial amounts are claimed. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Partnership contests liability and/or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Partnership cannot predict with

certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Subject to the foregoing, the Partnership believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on the statement of financial condition.

Legal reserves have been established in accordance with SFAS No. 5, "Accounting for Contingencies." Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

Risks and Uncertainties: The Partnership generates revenues by providing securities trading and brokerage activities to institutional customers and by executing, and in some cases, clearing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations and could have an impact on the Partnership's overall profitability.

8. Related Party Transactions

The Partnership utilizes CFS to execute transactions in the government bond market and to finance such securities. At December 31, 2004, $263,233,788 of Reverse Repurchase Agreements and $494,358,653 of Repurchase Agreements were outstanding with CFS. Under the terms of the Reverse Repurchase Agreements, the securities collateralizing the agreements are held under a custodial arrangement with a third party bank, with the exception of the collateral related to $20,509,009 of Reverse Repurchase Agreements which was held in a special reserve bank account and was utilized to satisfy segregation requirements. At December 31, 2004, the fair value of the securities received or delivered under the Reverse Repurchase Agreements and the Repurchase Agreements was $278,799,232 and $528,501,585 respectively.

The Partnership's receivables from and payables to affiliates represent uncollateralized advances and amounts due to affiliates for support services provided.

The Partnership provides clearing and settlement services, under contractual agreements, to BGC International ("BGCI"), Cantor Fitzgerald Europe ("CFE"), and BGC Securities ("BGCS"). BGCI, CFE, and BGCS introduce to the Partnership international and domestic counterparties who buy and sell securities. In exchange for such clearing and settlement services, the Partnership retains 10% of associated revenues. Included within Receivables from and Payables to customers are balances representing open transactions with CFE of $50,310 and $2,064,543, respectively.

CFS and CFLP provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for occupancy of office space, utilization of fixed assets, and operations and accounting services. In addition, under the Amended and Restated Joint Services Agreement between the Partnership and eSpeed, eSpeed provides network, data center, server administration support and other technology services to the Partnership. eSpeed charges the Partnership for these services commensurate with the cost of providing these services.

9. Employee Benefit Plans

Employees of the Partnership are eligible to participate in the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the "Plan"), whereby eligible employees may elect to defer a portion of their salary by directing the Partnership to contribute withheld amounts to the Plan. The Plan is available to all employees of the Partnership meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

10. Regulatory Capital Requirements

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Partnership has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $250,000, application of market maker calculation or 2% of aggregate debit balances arising from customer transactions, as defined. As a registered futures commission merchant, the Partnership is subject to Regulation 1.17 which requires the maintenance of minimum adjusted net capital equal to the greater of 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2004, the Partnership had net capital of $132,509,055, which was $127,141,688 in excess of its required net capital.

11. Financial Instruments and Off-Balance-Sheet Risk

Trading Activities: The Partnership's trading activities include providing securities brokerage services to institutional clients. To facilitate customer transactions, the Partnership will take proprietary positions in financial instruments, such as equities, corporate obligations, options and warrants. For the year ended December 31, 2004, principal transactions revenue was primarily attributable to proprietary positions in equity financial instruments in conjunction with the Partnership's institutional equity business.

Market Risk: Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. In the normal course of business, the Partnership enters into transactions to sell securities not yet purchased, which are recorded as liabilities on the statement of financial condition. The Partnership is exposed to the risk that potential market price increases may cause the ultimate liability for such commitments to exceed the amount recognized on the statement of financial condition.

The Partnership does not act as a dealer or trader of complex derivatives such as swaps, collars and caps. However, the Partnership may, from time to time, enter into foreign exchange forward and future contracts to provide an economic hedge for the Partnership's proprietary inventory against foreign currency fluctuations and option contracts to hedge against adverse market fluctuations of equity investments. Unrealized gains and losses relating to these derivative financial instruments are reflected in principal transaction revenues. At December 31, 2004, the fair value (carrying amount) of the related assets, which are exclusively equity options, are $40,720.

Counterparty Credit Risk: Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Partnership's transactions are

fully collateralized and are executed with and on behalf of institutional investors including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities and commodities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership. The Partnership monitors counterparty activity daily and does not anticipate non-performance by counterparties. The Partnership has a policy of periodically reviewing the credit worthiness of each counterparty with which it conducts business.

Customer Activities: The Partnership's customer activities include the execution, settlement, custody and financing of various securities and commodities transactions on behalf of customers. These activities may expose the Partnership to off-balance-sheet risk in the event a customer or other broker is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

The Partnership transacts customer securities activities on a delivery versus payment, cash, or margin basis. In margin transactions, the Partnership extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Partnership executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Partnership to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Partnership may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Partnership seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Partnership monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Partnership's customer financing and securities settlement activities require the Partnership to pledge customer securities as collateral in support of various secured financing sources, such as bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Partnership may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.

Fair Value: Substantially all of the Partnership's financial instruments are carried at fair value or amounts which approximate fair value. The fair value of the Partnership's securities owned and securities sold, not yet purchased are generally based on listed market prices or broker quotes. Repurchase Agreements, Reverse Repurchase Agreements and securities borrowed and securities loaned are carried at the contract value, which approximates fair value. The majority of the Partnership's remaining financial instruments are generally short-term in nature and liquidate at their carrying value.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 1, 2005

Cantor Fitzgerald & Co.
135 East 57th Street
New York, New York 10022

Dear Sirs:

In planning and performing our audit of the financial statements of Cantor Fitzgerald & Co. (the "Partnership") for the year ended December 31, 2004 (on which we issued our report dated March 1, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004, to meet the Commissions' objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP